Sub-Item 77C

                   Dreyfus Strategic Municipal Bond Fund, Inc.

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

         A Special Meeting of Shareholders of the Dreyfus Strategic Municipal Bond Fund, Inc. (the "Fund") was held on May 26, 2005. Out of a total of 48,188,724.492 Shares ("Shares") entitled to vote at the meeting, a total of 43,865,958.357 were represented at the Meeting, in person or by proxy. The following matter was duly approved of the holders of the Fund's outstanding Shares as follows:

1. To elect three Class III Directors until the annual meeting of stockholders and until their successors are elected and qualified (Expires 2008).*


                                    Affirmative Votes         Authority Withheld
     David W. Burke                      43,060,044              805,914

     Hans C. Mautner                     43,093,557              772,401

     John E. Zuccotti                         6,951                   21

* Vote totals reflect common and auction preferred shareholder ("APS") votes, except for Mr. John E. Zuccotti. Mr. Zuccotti has been elected solely by APS holders. He is not entitled to vote on common stock.